UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

QuadraMed Corporation

File No. 1-32283 - CF#26611

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QuadraMed Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a 10-Q filed on August 6, 2009.

Based on representations by QuadraMed Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2017
Exhibit 10.2	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief